Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-03

September 10, 2007

The Connecticut Light and Power Company

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company
Security:	$100,000,000 5.75% First and Refunding Mortgage Bonds, 2007 Series
C due September 1, 2017
Maturity:	September 1, 2017
Coupon:	5.75%
Price to Public:	99.764% of face amount
Yield to Maturity:	5.782%
Spread to Benchmark Treasury:	+ 145 basis points
Benchmark Treasury:	4.75% due August 15, 2017
Benchmark Treasury Yield:	4.332%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2008
Redemption Provisions
Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	September 17, 2007
CUSIP:	207597DY8
Ratings:	A3 by Moody’s Investors Service
BBB+ by Standard & Poor’s Ratings Services
A- by Fitch Ratings
Joint Book-Running Managers:	Barclays Capital Inc.
J.P. Morgan Securities Inc.
Co-Managers:	HSBC Securities (USA) Inc.
Lehman Brothers Inc.
TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663, or J.P. Morgan Securities Inc. collect at 212-834-4533.